American Energy Partners, Inc.

PO Box 443, Allentown PA 18105

October 20, 2017

Ms. Mara L. Ransom

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, D.C. 20549-7010

Re: American Energy Partners, Inc.

Offering Statement on Form 1-A

Initially Filed August 28, 2017

File No. 024-10733

Dear Ms. Ransom:

We hereby request qualification of the above Offering Statement on Form 1-A to Wednesday, October 25, 2017 at 5 p.m., or such later time or date as is practical.

Thank you for your consideration.

American Energy Partners, Inc.

By	/s/ Brad Domitrovitsch
Brad Domitrovitsch